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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20645



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            BROWN-FORMAN CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)


                                   115637-10-0
                                 (CUSIP Number)


                                 James S. Welch
                              Ogden Newell & Welch
                               1700 Citizens Plaza
                            500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 2000
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].



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
---------------------------------------------------------------------------------------------------------------
                                             CUSIP NO. 115637-10-0
===============================================================================================================
(1)    Names of reporting persons...................................................           Ina B. Bond
       S.S. or I.R.S. Identification Nos. of above persons .........................       (formerly Ina Brown
                                                                                                 Johnson)
                                                                                               ###-##-####
---------------------------------------------------------------------------------------------------------------
(2)    Check the appropriate box if a member of a group                              (a)
                                 (see instructions)                                  --------------------------
                                                                                     (b)
---------------------------------------------------------------------------------------------------------------
(3)    SEC use only ................................................................
---------------------------------------------------------------------------------------------------------------
(4)    Source of funds  (see instructions)..........................................               N/A
---------------------------------------------------------------------------------------------------------------
(5)    Check if disclosure of legal proceedings is required pursuant to Items
       2(d)or 2(e)
---------------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization ........................................   United States of America
---------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

       (7)  Sole voting power ......................................................             979,149
                                                                                     --------------------------
       (8)  Shared voting power.....................................................            3,348,381
                                                                                     --------------------------
       (9)  Sole dispositive power .................................................             979,149
                                                                                     --------------------------
       (10) Shared dispositive power ...............................................            3,348,381

---------------------------------------------------------------------------------------------------------------
(11)   Aggregate amount beneficially owned by each reporting person                             4,327,530
---------------------------------------------------------------------------------------------------------------
(12)   Check if the aggregate amount Row (11) excludes certain shares                             N/A
       (see instructions).
---------------------------------------------------------------------------------------------------------------
(13)   Percent of class represented by amount in Row (11)...........................             14.93%
---------------------------------------------------------------------------------------------------------------
(14)   Type of reporting person (see instructions) .................................               IN
---------------------------------------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER.

                                             Brown-Forman Corporation
                                               Class A Common Stock
                                                 850 Dixie Highway
                                            Louisville, Kentucky 40210

ITEM 2.  IDENTITY AND BACKGROUND.

         a)       Name:                              Ina B. Bond

         b)       Principal Business address:        8215 West Highway 42
                                                     Goshen, Kentucky 40026
         c)       Private Investor.

         d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

         e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         No transactions by the undersigned are reported on this Schedule. This
Schedule is filed to reflect a change of name by the undersigned as well as certain changes in beneficial ownership which have resulted from stock repurchases by Brown-Forman Corporation and stock splits.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The amount of shares beneficially owned by the undersigned as of December 31, 1999, is as follows:


                                        3


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
                                                  Aggregate         Percent
                                                    Number          of Class
                                                  ---------         --------
         (a)      Beneficially Owned              4,327,530          14.93%

         (b)      Sole Voting Power                 979,149
                  Shared Voting Power             3,348,381
                  Sole Disposition Power            979,149
                  Shared Disposition Power        3,348,381

         (c) No transactions in Brown-Forman Corporation Class A Common Stock of the issuer were effected by Ina B. Bond in the last sixty days.

         (d) The undersigned, as a member of the Advisory Committee to certain trusts, with two other Advisory Committee members, shares voting and disposal powers over 3,348,381 shares of Brown-Forman Corporation Class A common stock. Those other advisors are W.L. Lyons Brown, Jr., Hilliard-Lyons Center, 501 Fourth Avenue, Louisville, Kentucky 40202, Retired, former Chairman of the Board and Chief Executive Officer of Brown-Forman Corporation, and Owsley Brown II, Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, Chairman of the Board and Chief Executive Officer, Brown-Forman Corporation. Neither Mr. W.L. Lyons Brown, Jr. nor Mr. Owsley Brown II has been convicted of a criminal offense or been found liable in a civil action involving securities laws in the last five years. Both are United States citizens.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

/s/ Ina B. Bond
------------------------------------
Ina B. Bond

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